Mail Stop 3720

July 25, 2006

Mr. Pedro Lucas Antón Lázaro
Chief Financial Officer
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851- 21° andar
01321-001 São Paulo, SP, Brasil

> **Re**: **Telecomunicações de São Paulo S.A. - Telesp**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 001-14475**

Dear Mr. Lázaro:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 32

Discussion of Critical Accounting Estimates and Policies, page 35

Revenue Recognition, page 36

1.   You state that deferred revenues are determined based on estimates of outstanding credits of pre-paid phone cards that were sold but have not been used as of the date of each balance sheet. Tell us your process for tracking usage of these cards and recognizing revenue. Clarify for us the nature of the estimates of the outstanding balance and how these estimates are used.

Item 15. Controls and Procedures, page 93

2.   We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were "adequate and effective and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities." Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

Note 17. Property, plant and equipment, net, page F-21

a. Composition, page F-22

Reversible assets, page F-22

3.   We note your disclosure that you hold certain assets that will automatically revert to ANATEL upon expiration of the Concession Agreement. Tell us how you have accounted for these assets for US GAAP reporting purposes. Clarify whether you have recorded a corresponding liability associated with the assets and how you intend to account for them when they are returned. Also, clarify

whether the net book value of such reversible assets at December 31, 2005 (R$9,129,592) is stated in Reais or thousands of Reais.

Note 27. Shareholders' equity, page F-35

g. Payment of dividends and interest on capital, page F-38

4.   Clarify your accounting policies regarding the recognition of dividends and interest on shareholders' equity. Clarify whether you recognize these amounts in the year to which they relate or the year in which they are paid. In addition, tell us whether your policy differs for US GAAP reporting.

                            *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director